Exhibit 99.1

FOR IMMEDIATE RELEASE
Investor Relations	Media Relations
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

ELAN TO PRESENT AT THE JEFFERIES 2013
GLOBAL HEALTHCARE CONFERENCE

DUBLIN, Ireland – May 30,  2013 - Elan Corporation, plc (NYSE: ELN) today announced that  it will present at the Jefferies 2013 Global Healthcare Conference on Wednesday, June 5, 2013 at 9:30 a.m. Eastern Time (ET), 2:30 p.m. British Summer Time (BST).

Interested parties may access a live audio webcast of the presentation by visiting the Investor Relations section of the Elan website at http://www.elan.com, then clicking on the event icon.  Following the live webcast, an archived version of the presentation will be available at the same URL.

About Elan
Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  For additional information about Elan, please visit http://www.elan.com.

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